Credit Suisse Coomodity Return Strategy Fund- Item 77H

Obtaining control of Credit Suisse Commodity Return Strategy Fund:

As of October 31, 2004, IMS & Co For the Exclusive Benefit of Customers ("Shareholder") owned less than 25% of the outstanding shares of the Fund. As of April 30, 2005, Shareholder owned 2,290,014.249 shares of the Fund, which represented 28.00% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund. The
Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.

As of October 31, 2004, GE Financial Trust Company FBO Omnibus/GE Private Asset MGMT ("Shareholder") owned less than 25% of the outstanding shares of the Fund. As of April 30, 2005, Shareholder owned 2,792,596.704 shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.